July 3, 2024

Richard Martucci
Interim Chief Financial Officer and Treasurer
COHERENT CORP.
375 Saxonburg Boulevard
Saxonburg, PA 16056

       Re: COHERENT CORP.
           Form 10-Q for the Period Ended December 31, 2023
           Form 8-K Filed May 6, 2024
           File No. 001-39375
Dear Richard Martucci:

       We have reviewed your May 30, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 15, 2024 letter.

Form 8-K Filed May 6, 2024
Exhibit 99.2, page 41

1. We note your response to comment 2. Multiple components of the integration, site consolidation, and other adjustment made to arrive at your non-GAAP measures appear to represent normal, recurring operating expenses necessary to operate your business as addressed in Question 100.01 of the Compliance and Disclosure Interpretations for Non-
       GAAP Financial Measures. Specifically we note that inventory write-offs, overlapping labor and travel, as well as employee retention costs all appear to be normal, recurring operating expenses which should not be adjusted for pursuant to this guidance. In this regard, please remove these components from your adjustment.
2. In regard to the costs characterized as manufacturing inefficiencies related to sites being shut down as part of the 2023 Restructuring Plan or Synergy and Site Consolidation Plan,
       please tell us how the amounts were calculated and explain how you determined that these are costs to exit businesses or sites.
 July 3, 2024
Page 2

3. In regard to the adjustment for accelerated depreciation, we note that this is incremental depreciation related to the eventual retirement of assets no longer to be used. As it appears that these assets were still in use at your manufacturing facilities, please remove the adjustment for accelerated depreciation in your determination of non-GAAP measures.
       Refer to Question 100.04 of the Compliance and Disclosure Interpretations for Non-
       GAAP Measures.
4. Portions of your shareholder's letter appear to give more prominence to non-GAAP measures than the most directly comparable GAAP measures. For example, we note under the third quarter fiscal heading in Part II that you appear to emphasize non-GAAP amounts. Please revise your disclosures throughout to present the most directly comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the
Compliance and
       Disclosure Interpretations for Non-GAAP Financial Measures.
5. We note that you also adjust for start-up costs in your determination of non-GAAP measures. Please help us better understand the nature of the amounts and your consideration of the guidance in Question 100.01 the Compliance and Disclosure
       Interpretations for Non- GAAP Financial Measures in determining that it was appropriate to adjust for these amounts.
6. We note the adjustments for amortization of acquired intangibles and fair value of acquired inventory made in your determination of non-GAAP measures. Please help us better understand the nature of these amounts, including if there are multiple components included in these adjustments, and why they are excluded from your non-GAAP measures.
       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services